SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                  SCHEDULE TO/A

                                 (Rule 14d-100)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 3)

                      National Discount Brokers Group, Inc.
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                            (Name of Subject Company)

                                Deutsche Bank AG
                                       and
                           Deutsche Acquisition Corp.

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                      (Name of Filing Persons -- Offerors)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   635646 102
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                      (CUSIP Number of Class of Securities)

  Please send all notices and
       communications to:                              with copies to:
     Deutsche Acquisition Corp.                   Daniel S. Sternberg, Esq.
c/o Deutsche Bank AG New York Branch               William A. Groll, Esq.
        31 West 52nd Street                  Cleary, Gottlieb, Steen & Hamilton
         New York, NY 10019                           One Liberty Plaza
     Attention: General Counsel                   New York, New York 10006
            212-469-5000                                212-225-2000
     ----------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

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                            Calculation of Filing Fee

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 Transaction Valuation*                                  Amount of Filing Fee**
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        $950,604,214                                            $190,120.84
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*    Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 19,400,086 shares of common stock, par value $.01 per share ("Shares"), at a price per Share of $49.00 in cash. Such number of Shares represents the number of Shares outstanding as of October 20, 2000 on a fully-diluted basis, assuming the exercise of all options to purchase Shares outstanding as of such date, less the number of Shares already beneficially owned by Deutsche Bank AG.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $171,581.15.
         Form or Registration No.:  Schedule TO.
         Filing Party:  Deutsche Bank AG
         Date Filed:  October 24, 2000.

         Amount Previously Paid:  $18,539.69
         Form or Registration No.:  Schedule TO/A
         Filing Party:  Deutsche Bank AG
         Date Filed:  November 9, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.

         [ ] issuer tender offer subject to Rule 13e-4.

         [X] going-private transaction subject to Rule 13e-3.

         [X] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 3 (this "Amendment"), amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") filed with the Securities and Exchange Commission on October 24, 2000, as previously amended by Amendment No. 1 on November 9, 2000, and by Amendment No. 2 on November 15, 2000, by Deutsche Bank AG, a banking company with limited liability organized under the laws of the Federal Republic of Germany ("Deutsche Bank"), and Deutsche Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Deutsche Bank ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share ("Shares"), of National Discount Brokers Group, Inc., a Delaware corporation ("NDB"), which are not owned by Deutsche Bank or its affiliates, at $49.00 per Share, net to the seller in cash (less any required withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 24, 2000 (the "Offer to Purchase"), and in the related letter of transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the "Offer"), which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

         This Amendment and the Schedule TO also amend and supplement the
Schedule 13D of Deutsche Bank, DBUS (as defined therein) and Purchaser, filed with the Securities and Exchange Commission on June 27, 2000, as previously amended (the "Schedule 13D"), which is incorporated herein by reference.

         Reference is hereby made to the press release dated November 16, 2000, which is attached hereto as Exhibit (a)(1)(I) and is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(I) Text of press release issued by Deutsche Bank on November 16, 2000.

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                                DEUTSCHE BANK AG


                                                By:  /s/ Thomas A. Curtis
                                                     --------------------
                                                Name:  Thomas A. Curtis
                                                Title: Attorney-in-Fact


                                                DEUTSCHE ACQUISITION CORP.


                                                By:  /s/ Thomas A. Curtis
                                                     --------------------
                                                Name:  Thomas A. Curtis
                                                Title: Vice President


                                                By:  /s/ James T. Byrne, Jr.
                                                     -----------------------
                                                Name:  James T. Byrne, Jr.
                                                Title: Secretary


Dated: November 16, 2000

                                INDEX TO EXHIBIT

The following item (a)(1)(I) is hereby added to the Index of Exhibits:

Exhibit Number        Description

 (a)(1)(I) Text of press release issued by Deutsche Bank on November 16, 2000.

                                                               Exhibit (a)(1)(I)


Press Release                                                     Deutsche Bank

CONTACTS:         For Deutsche Bank AG:              For National Discount
                                                     Brokers Group, Inc.:
                  Rohini Pragasam                    Richard Tauberman
                  Deutsche Bank                      The MWW Group
                  212-469-4516                       201-964-2408
                  rohini.pragasam@db.com             rtauberman@mww.com
                  ----------------------             ------------------


                  Deutsche Bank AG Announces Expiration of the
                 Hart-Scott-Rodino Waiting Period in Connection
                with its Pending Acquisition of National Discount
                               Brokers Group, Inc.

                 **********************************************

November 16, 2000 -- Deutsche Bank AG announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act in connection with its pending acquisition of National Discount Brokers Group, Inc. (NYSE: NDB) expired on Wednesday, November 15, 2000.

         As previously announced, Deutsche Bank AG entered into a definitive agreement to acquire NDB pursuant to which, on October 24, 2000, Deutsche Acquisition Corp., an indirect wholly owned subsidiary of Deutsche Bank AG, commenced a tender offer to acquire all outstanding shares of common stock of NDB for $49.00 per share in cash. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, November 21, 2000, unless extended.